JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

May 2, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in the Quarterly Report on Form 10-Q under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that JPMorgan Chase & Co. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the Securities and Exchange Commission on May 2, 2017.

Sincerely,

JPMorgan Chase & Co.

By: /s/ Molly Carpenter
Molly Carpenter
Corporate Secretary